Filed by Jagged Peak Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Jagged Peak Energy Inc.
Commission File No.: 001-37995

On October 18, 2019, Jagged Peak Energy Inc. (“Jagged Peak”) sent an FAQ to employees of Jagged Peak, the text of which is included below.

October 18, 2019

The following are answers to questions we have received from Jagged Peak team members in the first few days following the announcement of the merger with Parsley Energy. Many more details need to be finalized and will be communicated as soon as possible. Going forward, please send all questions to questions@jaggedpeakenergy.com. Also, please remember that all employees and their family members have access to the Employee Assistance Program through Mutual of Omaha. They can provide you with free, confidential support of a variety of topics during this transition. To speak with someone or for more information, please visit their website or call them at (800) 316-2796.
General Questions
When is the transaction likely to close?
The exact closing date is difficult to pinpoint. Our best current estimate is that closing could occur as early as late December but is more likely to occur in mid-to-late January. Under the merger agreement, either party can terminate if the merger does not close by May 14, 2020.

Will I be needed after the date of the close?
We will be working with Parsley over the next few weeks to determine transition needs. We will then reach out those individuals identified to work beyond the close date to discuss further details.

What if I choose to leave before the closing date?
This would be considered a resignation and you will not be eligible for the severance package.

When will I know if I am being considered for a role at Parsley and what would the process look like? The process has not yet been determined. Megan Morris will be working with her counterpart at Parsley to understand their needs and the process for interviewing.

If I accept a role with Parsley, what happens to my Jagged Peak benefits, 401(k), PTO and other items?
We are working through these details.

What if I’m offered a position with Parsley and I decline it? Am I still eligible for the severance package?
If Parsley offers you a position and there is either (i) a reduction in your annual base salary of 10% or more or (ii) a relocation of your principal place of employment greater than seventy-five (75) miles from your current principal place of employment, you are able to decline the position and collect the severance package. Otherwise, if you decline an offered position, you cannot collect the severance package.

What if I decline a position with Parsley and take the severance, then change my mind?
We will be working with Parsley to determine how they would like to handle these situations.
Severance Package Questions
What are the terms of the severance package?

Any employee whose employment is terminated as a result of the merger will receive:

1.	Twelve (12) months of base pay, paid as a lump sum; the lump sum excludes overtime, fitness and cell phone allowance. For our Texas based employees, it will include the housing allowance;

2.	Any outstanding equity will vest and be converted into Parsley stock at the exchange rate;

3.	If currently enrolled in one of the Jagged Peak medical plans: twelve (12) months of the employer portion of COBRA (medical only), paid as a lump sum; and

4.	Job search assistance (resume writing, interview skills training, LinkedIn training, etc.).

What about my 2019 bonus (short-term incentive plan) payment?
It is currently anticipated that the 2019 bonus will be paid based on quantitative actuals through December 31, 2019. We are still working through the mechanics of the qualitative portion and timing of the payment, which depends to a large extent on the close date. Bonus earnings are 401(k) eligible.

What is expected of me in order to receive the severance package?
We need to operate in the ordinary course of business and we ask that you work hard to ensure a smooth transition. If you become eligible for severance, closer to the transaction close date, you will be given a release agreement. An executed, irrevocable release agreement is a pre-requisite to receiving the severance package. Exact timing of actual payment will need to be determined closer to the close date but will be made as soon as administratively possible following the closing. Your relationship with Jagged Peak is still at-will which means you can be terminated for cause.

Is my severance subject to taxes? Will 401(k) be withheld?
The lump sum severance payment, including the COBRA (Consolidated Omnibus Budget Reconciliation Act) portion, is subject to taxes. It is considered supplemental wages under the IRS regulations and we will withhold at a rate of 22%. Withholding for other taxes (Medicare, Social Security and State Income taxes) would also apply. Severance is not an eligible 401(k) earning.
Benefit Questions
Are we still having an Open Enrollment for 2020 insurance elections?
We are working through these details.

When do my medical, dental and vision benefits end?
If you are enrolled in a medical, dental, or vision plan, your benefits will continue through the last day of the month in which your employment ends. You may, however, continue your benefits under COBRA. However, we need to work with Parsley on which plan will be available under COBRA.
What happens to my Life Insurance and Accidental Death & Dismemberment Coverage?
Your life and accident insurance policy will end on the last day you were last actively at work.  You have the ability to continue your Basic Life insurance and supplemental life insurance (if elected). More details will be provided closer to your last day of employment.
When does my Short-Term and Long-Term Disability coverage end?
These benefit plans end on the last day of your employment.

What happens to the HSA and FSA plans in 2020?
We are working through these details.

Am I still eligible for the fitness and cell phone allowances?
Yes, the benefit allowance programs remain in place until closing. You may continue to submit for the monthly fitness allowance as well as the cell phone upgrade allowance of $500 if you have not received the reimbursement within the last two years based on the date of purchase. Please refer to the Benefits Reimbursement Policy for more detail.
401(k) Questions
Can I change my 401(k) deferral election? If so, how often can I change it?
Yes, you can change your deferral election at any time and as often as you’d like. You may defer up to 100% of your eligible earnings. To make a deferral change, please login to your Vanguard account. Deferral changes made before midnight the Tuesday of a pay date week will be reflected on the next paycheck.

What about the match?
Until closing, the 401(k) match is still up to 6% of eligible earnings and is immediately vested.

Will the severance be 401(k) eligible?
Severance is not an eligible earning under the 401(k) Plan.

Will I be required to take a distribution after the transaction closes?
We are working through these details.

What if I have a 401(k) loan?
We are working through these details.

Stock Questions
What date will my stock compensation vest?
If you are actively or constructively terminated pursuant to the terms above, vesting will occur on the closing date.

What system will my shares be available in?
Our stock plan administrator is currently Computershare, but we will need to work with Parsley to determine which system will be used post-close. If you continue with Parsley, it is likely that your outstanding equity will be converted into Parsley equity at the exchange rate and then transferred to their stock plan administrator subject to the same vesting terms.

Do I have to pay taxes on the vesting of stock?
Yes. Under the Long-Term Incentive Plan (LTIP), shares are sold to cover your taxable gain.

Will I get a Jagged Peak 2020 LTIP stock grant?
We do not anticipate that there will be a 2020 stock grant.

What if I accept a position with Parsley?
Your unvested shares of JAG stock will be converted to PE stock at the time of close at the exchange rate. Unvested shares will continue to vest at your same schedule. Performance stock units will be settled following close in shares of PE stock based on the actual performance achieved under the award as of closing.

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No Offer or Solicitation
This communication relates to a proposed business combination transaction (the “Transaction”) between Jagged Peak and Parsley Energy, Inc. (“Parsley”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this communication in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the Transaction, Parsley will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Jagged Peak and Parsley and a prospectus of Parsley. The Transaction will be submitted to Jagged Peak’s stockholders and Parsley’s stockholders for their consideration. Jagged Peak and Parsley may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Parsley and Jagged Peak. This communication is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Parsley or Jagged Peak may file with the SEC or send to stockholders of Parsley or Jagged Peak in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF JAGGED PEAK AND PARSLEY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Parsley or Jagged Peak through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Jagged Peak will be made available free of charge on Jagged Peak’s website at http://www.jaggedpeakenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Jagged Peak Energy Inc., 1401 Lawrence Street, Suite 1800, Denver, CO 80202, Tel. No. (720) 215-3754. Copies of documents filed with the SEC by Parsley will be made available free of charge on Parsley’s website at http://www.parsleyenergy.com/investors or by directing a request to Investor Relations, Parsley Energy, Inc., 303 Colorado Street, Suite 3000, Austin, TX 78701, Tel. No. (512) 505-5199.

Participants in the Solicitation
Parsley, Jagged Peak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Jagged Peak’s directors and executive officers is contained in the proxy statement for Jagged Peak’s 2019 Annual Meeting of Stockholders filed with the SEC on April 10, 2019, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Jagged Peak’s website at http://www.jaggedpeakenergy.com. Information regarding Parsley’s executive officers and directors is contained in the proxy statement for the Parsley’s 2019 Annual Meeting of Stockholders filed with the SEC on April 8, 2019 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this communication at the SEC’s website at www.sec.gov or by accessing the Parsley’s website at http://www.parsleyenergy.com/investors.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this communication as described above.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Parsley or Jagged Peak expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Parsley may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Jagged Peak may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Parsley’s common stock or Jagged Peak’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Parsley and Jagged Peak to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Parsley’s or Jagged Peak’s control, including those detailed in Parsley’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.parsleyenergy.com/investors and on the SEC’s website at http://www.sec.gov, and those detailed in Jagged Peak’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Jagged Peak’s website at http://www.jaggedpeakenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Parsley or Jagged Peak believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Parsley and Jagged Peak undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.